St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04035716

July 9, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Todd McMurray (period: June 25-30, 2004)
- Michael A. Terrell (Transaction June 29, 2004, plus two AMENDED historical transactions)

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 7/26

2004-07-08 19:06 ET

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : McMURRAY (Starts with)
Given name : Todd (Starts with)
Transaction date range : June 25, 2004 - June 30, 2004
Issuer industry classification: Junior natural resource - mining

Insider name: McMurray, Todd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares Class "A"													
287328	2004-06-29	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2000	102,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
287330	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,200	1.2300	100,300						
287332	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,800	1.2000	92,500						
287333	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,500	1.1800	84,000						
287335	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,100	1.2000	77,900						
287336	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	1.1800	77,100						
287338	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.1700	75,100						
287340	2004-06-30	2004-07-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-11,100	1.1500	64,000						

Insider transaction detail - View details for insider

2004-07-09 14:38 ET

Transactions sorted by : *Insider*
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Filing date range : **July 8, 2004 - July 9, 2004**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
O 145968	2003-12-17	2003-12-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	2.4000							

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 145968	2003-12-17	2004-07-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.4000	960,090						
287722	2004-04-29	2004-07-09	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-12,000	1.4000	1,108,590						
286943	2004-06-29	2004-07-08	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,700	1.2000	971,290						